FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
April, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 30 April  2015

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Result of 2015 AGM

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2015 Annual General Meeting in Leatherhead. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC: Laura Cha, Louise Fresco, Ann Fudge, Mary Ma, Jean-Marc Huët, Hixonia Nyasulu, Paul Polman, John Rishton, Feike Sijbesma and Michael Treschow.

Nils Andersen and Judith Hartmann were proposed for election for the first time and were duly elected by the shareholders of Unilever PLC with effect from 30 April 2015. Vittorio Colao was proposed for election for the first time and was duly elected by the shareholders of Unilever PLC with effect from 1 July 2015.

Each proposed candidate for election or re-election was also proposed and all resolutions were passed approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 29 April 2015.

Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh retired as Non-Executive Directors at the close of the Unilever PLC Annual General Meeting.

POLL RESULTS - ANNUAL GENERAL MEETING 30 APRIL 2015

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2014	894,163,102	99.03	8,800,768	0.97	902,963,870	70.35%	1,178,486
2. To approve the Directors' Remuneration Report for the year ended 31 December 2014	862,094,916	96.28	33,315,864	3.72	895,410,780	69.77%	8,729,239
3. To re-elect Mr P G J M Polman as a Director	901,865,284	99.91	817,833	0.09	902,683,117	70.33%	1,460,481
4. To re-elect Mr R J-M S Huët as a Director	892,545,569	98.88	10,110,034	1.12	902,655,603	70.33%	1,486,142
5. To re-elect Mrs L M Cha as a Director	901,931,599	99.92	697,914	0.08	902,629,513	70.33%	1,516,369
6. To re-elect Professor L O Fresco as a Director	901,937,342	99.92	677,562	0.08	902,614,904	70.33%	1,525,741
7. To re-elect Ms A M Fudge as a Director	901,659,850	99.91	820,397	0.09	902,480,247	70.32%	1,659,894
8. To re-elect Ms M Ma as a Director	900,575,835	99.77	2,060,030	0.23	902,635,865	70.33%	1,508,255
9. To re-elect Ms H Nyasulu as a Director	901,971,551	99.93	663,804	0.07	902,635,355	70.33%	1,510,051
10. To re-elect Mr J Rishton as a Director	901,915,835	99.92	701,872	0.08	902,617,707	70.33%	1,519,937
11. To re-elect Mr F Sijbesma as a Director	897,749,580	99.46	4,829,718	0.54	902,579,298	70.32%	1,561,347
12. To re-elect Mr M Treschow as a Director	897,837,839	99.47	4,745,254	0.53	902,583,093	70.32%	1,560,223
13. To elect Mr N S Andersen as a Director	899,746,170	99.69	2,818,939	0.31	902,565,109	70.32%	1,575,673
14. To elect Mr V Colao as a Director	901,644,212	99.90	906,864	0.10	902,551,076	70.32%	1,588,576
15. To elect Dr J Hartmann as a Director	901,617,997	99.90	939,225	0.10	902,557,222	70.32%	1,587,020
16. To re-appoint KPMG LLP as Auditors of the Company	901,749,167	99.88	1,043,418	0.12	902,792,585	70.34%	1,350,631
17. To authorise the Directors to fix the remuneration of the Auditors	900,149,268	99.95	474,972	0.05	900,624,240	70.17%	3,519,214
18. To renew the authority to Directors to issue shares	887,932,535	98.40	14,483,137	1.60	902,415,672	70.31%	1,728,104
19. To renew the authority to Directors to disapply pre-emption rights	875,513,461	97.06	26,508,124	2.94	902,021,585	70.28%	2,120,655
20. To renew the authority to the Company to purchase its own shares	901,901,652	99.92	683,550	0.08	902,585,202	70.32%	1,550,392
21. To authorise Political Donations and Expenditure	884,468,614	98.59	12,667,539	1.41	897,136,153	69.90%	6,993,411
22. To shorten the Notice period for General Meetings	791,916,019	87.76	110,474,000	12.24	902,390,019	70.31%	1,751,897
NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.

- The total number of Unilever PLC Ordinary shares with voting rights in issue at 1.30pm on Thursday 30 April 2015 was 1,283,459,367. 26,696,994 Ordinary shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

30 April 2015

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.